UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2008

Commission File Number : 333-151676

GDF SUEZ S.A.

(Translation of registrant’s name into English)

16-26 rue du Docteur Lancereaux, 75008 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

A description of events affecting the Registrant (known as Gaz de France S.A. prior to the merger of Suez S.A. with and into Gaz de France S.A. effective July 22, 2008) is set forth in the press releases issued by the Registrant, attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10, 99.11 and 99.12, each of which is incorporated by reference herein in its entirety.

Exhibit Index:

Exhibit 99.1:	Press release issued by Gaz de France S.A., dated July 17, 2008, entitled “Publication of the Holdings and Transfers Commission approval of the merger between Gaz de France and SUEZ.”

Exhibit 99.2:	Press release issued by Gaz de France S.A., dated July 17, 2008, entitled “Amendment to liquidity contract signed on May, 2nd , 2006, between Rothschild & Cie Banque and Gaz de France.”

Exhibit 99.3:	Press release issued by Gaz de France S.A., dated July 16, 2008, entitled “Ordinary and Extraordinary Shareholders’ Meeting.”

Exhibit 99.4:	Press release issued by Gaz de France S.A., dated July 15, 2008, entitled “An exceptional dividend of 0.80 Euro per share of the new Group will be proposed to GDF SUEZ board of Directors.”

Exhibit 99.5:	Press release issued by Gaz de France S.A., dated July 7, 2008, entitled “Gaz de France enters the Italian storage market.”

Exhibit 99.6:	Press release issued by Gaz de France S.A., dated July 3, 2008, entitled “Gaz de France and Bulgargaz sign a memorandum of understanding.”

Exhibit 99.7:	Press release issued by Gaz de France S.A., dated July 2, 2008, entitled “Corporate Social Responsibility: unanimous European agreement between Gaz de France and the trade unions.”

Exhibit 99.8:	Press release issued by Gaz de France S.A., dated June 30, 2008, entitled “Combined General Meeting of Shareholders on 16 July 2008; Available Meeting-related documentation.”

Exhibit 99.9:	Press release issued by Gaz de France S.A., dated June 30, 2008, entitled “Gaz de France selected as the strategic partner of PowerGas to develop and operate Singapore’s first LNG terminal.”

Exhibit 99.10:	Press release issued by Gaz de France S.A., dated June 26, 2008, entitled “Appointments.”

Exhibit 99.11:	Press release issued by Gaz de France S.A., dated June 20, 2008, entitled “Gaz de France proceeds with the sale of its interest in SPE.”

Exhibit 99.12:	Press release issued by Gaz de France S.A., dated June 17, 2008, entitled “U.S. Securities and Exchange Commission declares effective registration statement on Form F-4.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDF SUEZ S.A.
(Registrant)

Date: July 25, 2008	By	/s/ Jean-François Cirelli
	Name:	Jean-François Cirelli
	Title:	Vice Chairman and President